Exhibit 99.1
Shinhan Financial Group 2012 3Q Operating Results

On October 31, 2012, Shinhan Financial Group released its 2012 3Q operating results. The belows are the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

						YoY
						Change
Item		3Q 2012	2Q 2012	QoQ Change (%)	3Q 2011	(%)
Revenue*	Specified Quarter	8,072,666	6,790,855	18.88	8,328,083	-3.07

	Cumulative	22,686,880	14,614,214	—	24,304,273	-6.65

Operating Income	Specified Quarter	646,815	864,863	-25.21	969,428	-33.28

	Cumulative	2,648,930	2,002,115	—	3,499,215	-24.30

Income before Income Taxes	Specified Quarter	655,188	868,578	-24.57	980,597	-33.18

	Cumulative	2,670,297	2,015,109	—	3,532,065	-24.40

Net Income**	Specified Quarter	484,977	631,401	-23.19	704,185	-31.13

	Cumulative	1,942,643	1,457,666	—	2,593,287	-25.09

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

						YoY
						Change
Item		3Q 2012	2Q 2012	QoQ Change (%)	3Q 2011	(%)
Revenue*	Specified Quarter	4,699,781	3,684,092	27.57	4,965,165	-5.34

	Cumulative	13,586,545	8,886,764	—	15,148,572	-10.31

Operating Income	Specified Quarter	375,913	490,436	-23.35	581,935	-35.40

	Cumulative	1,702,172	1,326,259	—	2,366,094	-28.06

Income before Income Taxes	Specified Quarter	381,166	493,510	-22.76	592,221	-35.64

	Cumulative	1,720,189	1,339,023	—	2,392,574	-28.10

Net Income**	Specified Quarter	324,845	389,588	-16.62	457,964	-29.07

	Cumulative	1,373,100	1,048,255	—	1,890,642	-27.37

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

						YoY
						Change
Item		3Q 2012	2Q 2012	QoQ Change (%)	3Q 2011	(%)
Revenue*	Specified Quarter	1,143,762	1,168,435	-2.11	1,147,070	-0.29

	Cumulative	3,417,979	2,274,217	—	3,405,477	0.37

Operating Income	Specified Quarter	202,207	312,575	-35.31	260,157	-22.28

	Cumulative	759,285	557,078	—	828,786	-8.39

Income before Income Taxes	Specified Quarter	202,207	312,575	-35.31	260,157	-22.28

	Cumulative	759,309	557,102	—	828,786	-8.38

Net Income**	Specified Quarter	158,574	244,586	-35.17	198,516	-20.12

	Cumulative	589,638	431,064	—	640,637	-7.96

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest